N E W S R E L E A S E

November 7, 2013

Nevsun Announces Third Quarter 2013 Results

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to report its financial and operating results for the third quarter of 2013.  Unless otherwise noted, with the exception of earnings per share, all results are in thousands of US dollars.

This release should be read in conjunction with Nevsun Resources Ltd.’s (Nevsun or the Company) condensed consolidated interim financial statements for the three and nine months ended September 30, 2013, and associated Management Discussion and Analysis (MD&A), which are available on the Company's website at www.nevsun.com/investors/financials, on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Third quarter 2013 highlights

  Bisha exceeded 13.5 million man hours without a lost time injury
  Highly successful gold phase virtually completed with 13,300 ounces produced from decommissioning
  Commenced full commissioning of copper plant
  Achieved first copper production with 12 million pounds of copper produced
  Completed first ocean shipments of copper concentrate
  Generated revenues of $25.8 million on gold sales of 17,800 ounces
  Maintained strong balance sheet with approximately $340 million in working capital
  Expecting commercial production before year end

Recent developments

Full commissioning of the Bisha copper expansion project commenced in mid-July with the introduction of copper ore into the flotation circuit.  The plant produced 12 million pounds of copper in concentrate during Q3 commissioning activity and two ocean shipments totalling 22,000 wet metric tonnes of concentrate were made in October.  Bisha is now in the process of ramping up to commercial production, which is expected before the end of the year.

Cliff Davis, President and CEO of Nevsun commented, “The commencement of shipments of copper concentrate is a credit to our operating team at the Bisha Mine who have managed the transition from gold producer to copper producer whilst maintaining their exemplary safety record. We very much look forward to moving the operation back into commercial production and to a very profitable 2014.

With significant future cash flow and an already strong balance sheet, Nevsun is strategically positioned for growth. Nevsun will apply the same strict financial protocols to grow as it has through the successful development and operation of Bisha.”

Operations review

Key operating information – Bisha Mine:

	For the three months ended September 30,		For the nine months ended September 30,
Mining:	2013	2012	2013	2012
Oxide ore mined, tonnes	232,000	316,000	1,132,000	1,165,000
Supergene ore mined, tonnes	327,000	-	327,000	-
Waste mined, tonnes(1)	2,802,000	2,590,000	6,374,000	6,075,000
Strip ratio (using BCMs)	8.5	10.3	5.9	6.3
Copper phase prestrip, tonnes	-	-	-	1,220,000

Processing – copper:
Tonnes milled	366,000	-	366,000	-
Copper feed grade, %	2.5	-	2.5	-
Recovery, % of copper	59.5	-	59.5	-
Copper in concentrate produced, millions of pounds	12.0	-	12.0	-

Processing – gold:
Tonnes milled	-	465,500	887,000	1,360,000
Gold grade (g/t)	n/a	7.4	3.4	7.0
Recovery, % of gold	n/a	87%	79%	86%
Gold in doré, ounces produced	13,300	98,000	90,500	267,000
Gold ounces sold	17,800	96,700	95,500	267,300
Gold price realized per ounce	$1,323	$1,681	$1,459	$1,664

(1) All waste tonnes mined reflect updated rock density estimates.

The Bisha Mine has exceeded 13.5 million man-hours without any lost time injury.

Total tonnes mined were up 60% Q3 2013 over Q2 2013 with ore mined up 30% to 559,000 tonnes. The ore mined included 232,000 tonnes of oxide and pyrite sand being mined to stockpile for future processing. Waste mined increased 70% Q3 2013 over Q2 2013 to 2,802,000 tonnes, for a strip ratio of 8.5 to 1 by volume.

The stronger performance reflects putting new equipment to use and improvements in maintenance. Overall, waste stripping remains behind plan for 2013, however, this is expected to have minimal impact on copper ore production through 2014.

The 366,000 tonnes milled was inclusive of pyrite sand processed through mid-July 2013. Overall in Q2 and Q3, 94,000 tonnes pyrite sand ore was processed, generating an estimated 7,000 tonnes of precious metal concentrate containing 8,000 ounces of gold and 789,000 ounces of silver.

The Company decreased its forecast for 2013 gold production to 95,000 ounces from the original target of 110,000 ounces for 2013 because it ceased the processing of pyrite sands and accelerated commissioning of the copper circuit. The Company made a business decision to bring forward full copper phase commissioning as the priority is to cash generation and value. Substantial oxide and transitional ore has been mined and remains available for future processing and monetization.

During copper commissioning, the strategy has been to make use of lower grade and sub-grade copper feeds and preserve reserve grade material.  The early use of lower and sub-grade materials, along with issues with the operation of the conditioning tank and other elements of the flotation circuit (all expected to be resolved by mid-November), resulted in lower than expected recoveries during commissioning. The Company still expects copper recoveries to exceed 80% when the plant is in commercial production, on track for late 2013.

The Company began decommissioning the carbon-in-leach plant early in Q3 2013 and 13,300 gold ounces were poured for the quarter, almost entirely from this decommissioning process, bringing the total ounces poured for the nine months ended September 30, 2013, to 90,500.

Financial review

Summary of financial results:

In US $000s (except per share data)	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Revenues	$25,783	$169,992	$151,698	$467,095
Operating income	12,980	125,482	70,808	345,781
Net income	4,306	75,636	34,114	211,264
Net income attributable to Nevsun shareholders	1,170	44,211	17,069	125,017
Earnings per share attributable to Nevsun shareholders	0.01	0.22	0.09	0.62
Working capital	339,214	391,364	339,214	391,364
Total assets	$878,413	$855,433	$878,413	$855,433

Details of revenue breakdown for gold and silver, operating expenses, depreciation and depletion, and other expenses are discussed in the Company’s third quarter 2013 MD&A.

Working capital at September 30, 2013, including cash and cash equivalents, was $339,214.  The Company's cash and cash equivalents at September 30, 2013, of $290,211, was down from $396,404 as the Company spent approximately $100,000 on property plant and equipment and exploration, $16,750 on assistance to ENAMCO and a further $23,000 on financing activities, including $23,880 on dividends. These cash outflows were offset by cash provided by operations.  Details of sources and uses of cash are presented in the third quarter financial statements and discussed in the MD&A.

Conference call details

The Company will hold a conference call on Friday, November 8, 2013, at 8:00 AM Vancouver / 11:00 AM Toronto, New York / 4:00 PM London, to discuss the quarterly results.  Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0605 / +1 416-764-8609 / +1 778-383-7417
UK: 0800 028 6441 (toll free)
Other International: +1 416-764-8609 / +1 778-383-7417

The conference call will be available for replay until November 15, 2013, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 172790.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to future gold and copper recoveries and production, the timing for completion of the commission phase to commercial production of copper, quantities of copper concentrate planned for shipment during the commissioning phase and costs of repairs to the copper floatation plant and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013 or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, the uncertainty and difficulty with core recovery in oxide zones, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com